OAO RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261 Tel: 363 1111 Fax: 363 1125 E-mail: ir@rbc.ru



July 21, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W., Washington, D.C. 20549-1004

SUPPL

Subject: File No. 82-34864

Please find attached the following documents from OAO RBC Information Systems, foreign private investor: the list of related parties as of July 1, 2005; minutes No. 39 of the meeting of the Board of Directors; the notice of decisions made by the shareholders' meeting; the notice of the decision on the securities issue adopted; the voting report; the notice of the expiry of the term of office of the collegial executive body; the notice of the establishment of the collegial executive body; the notice of approving the decision on an additional securities issue; minutes No. 40 of the meeting of the Board of Directors, press-releases. The attached documents are supplied pursuant to Rule 12g3-2(b).

Yours faithfully



Yury Rovensky
General Director

MINUTES No. 40
of a Board meeting
of RBC Information Systems Open Joint-Stock Company
(further - "the Company")

A meeting of the Board of Directors of the Company was held on July 22, 2005. Location: Bld. 1, 78, Profsoyuznaya Street, Moscow. Time: 11:00 a.m. – 12:30 p.m.

PARTICIPANTS:

Chairman of the Board:
German V. Kaplun

Board Members:
Alexander M. Morgulchik
Dmitry G. Belik
Sergey Yu. Lukin
Yury A. Rovensky
Artyom V. Inutin

The Chairman of the Board of Directors announced that the meeting was attended by six Board Members, who made a quorum (66.66%), and declared the meeting legitimate.
The Board unanimously elected Dmitry G. Belik **the SECRETARY OF THE BOARD**.

AGENDA:

1. Approving the decision on an additional securities issue.
2. Approving a preliminary offering circular (Prospectus).

1. REGARDING THE 1ST ITEM OF THE AGENDA:

Chairman of the Board German V. Kaplun took the floor and proposed to approve the decision to issue additional 4,260,000 (four million two hundred and sixty thousand) common registered shares at a par value of RUR0.001 per share worth RUR4,260 (four thousand two hundred and sixty rubles).

QUESTION VOTED:

To approve the decision to issue additional 4,260,000 (four million two hundred and sixty thousand) common registered shares at a par value of RUR0.001 per share worth RUR4,260 (four thousand two hundred and sixty rubles).

Votes "FOR": Alexander M. Morgulchik, Dmitry G. Belik, Sergey Yu. Lukin, German V. Kaplun, Yury A. Rovensky, and Artyom V. Inutin. Total: 6.
Votes "AGAINST": none.
Votes "ABSTAINED": none.

IT WAS DECIDED:

To approve the decision to issue additional 4,260,000 (four million two hundred and sixty thousand) common registered shares at a par value of RUR0.001 per share worth RUR4,260 (four thousand two hundred and sixty rubles).

This decision was made unanimously.

2. REGARDING THE 2nd ITEM OF THE AGENDA:

Board Member Alexander M. Morgulchik delivered a speech regarding the second issue of the agenda and proposed to approve a preliminary offering circular (Prospectus) relating to the issuing of additional 4,260,000 (four million two hundred and sixty thousand) common registered shares at a par value of RUR0.001 per share worth RUR4,260 (four thousand two hundred and sixty rubles).

QUESTION VOTED:

To approve a preliminary offering circular (Prospectus) relating to the issuing of additional 4,260,000 (four million two hundred and sixty thousand) common registered shares at a par value of RUR0.001 per share worth RUR4,260 (four thousand two hundred and sixty rubles).

Votes "FOR": Alexander M. Morgulchik, Dmitry G. Belik, Sergey Yu. Lukin, German V. Kaplun, Yury A. Rovensky, and Artyom V. Inutin. Total: 6.
Votes "AGAINST": none.
Votes "ABSTAINED": none.

IT WAS DECIDED:

To approve a preliminary offering circular (Prospectus) relating to the issuing of additional 4,260,000 (four million two hundred and sixty thousand) common registered shares at a par value of RUR0.001 per share worth RUR4,260 (four thousand two hundred and sixty rubles).

This decision was made unanimously.

The present document was prepared on July 22, 2005.

Board Chairman:  / German V. Kaplun /



«РБК
Информационные
Системы»
МОСКВА

Secretary of the Board: _______ / Dmitry G. Belik /

MINUTES No. 39
of a Board meeting
of RBC Information Systems Open Joint-Stock Company
(further - "the Company")

A meeting of the Board of Directors of the Company was held on July 18, 2005. Location: Bld. 1, 78, Profsoyuznaya Street, Moscow. Time: 10:00 a.m. – 12:30 p.m.

PARTICIPANTS:

Chairman of the Board:
German V. Kaplun

Board Members:
Alexander M. Morgulchik
Dmitry G. Belik
Sergey Yu. Lukin
Yury A. Rovensky
Artyom V. Inutin

The Chairman of the Board of Directors announced that the meeting was attended by six Board Members, who made a quorum (66.66%), and declared the meeting legitimate.
The Board unanimously elected Alexander M. Morgulchik **the SECRETARY OF THE BOARD**.

AGENDA:

I. The election of the Chairman of the Board of Directors.
II. The election of Deputy Chairmen of the Board of Directors.
III. The establishment of the Compensations Committee within the Board of Directors.
IV. The establishment of the Audit Committee within the Board of Directors.
V. The approval of the size of the Executive Board.
VI. The re-confirmation of the General Director of the Company.
VII. Regarding the General Director holding positions in several different companies at the same time.
VIII. The election of the Executive Board.
IX. The approval of agreements between the Company and the Executive Board members.

I. The election of the Chairman of the Board of Directors.

REGARDING THE 1ST ITEM OF THE AGENDA:

Board Member Alexander M. Morgulchik delivered a speech regarding the first issue of the agenda and proposed to elect German V. Kaplun as the Chairman of the Board.

QUESTION VOTED:

To elect German V. Kaplun as the Chairman of the Board.

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Dmitry G. Belik, Sergey Yu. Lukin, Yury A. Rovensky, and Artyom V. Inutin. Total: 6.
Votes "AGAINST": none.
Votes "ABSTAINED": none.

IT WAS DECIDED:

To elect German V. Kaplun as the Chairman of the Board.

This decision was made unanimously.

II. The election of Deputy Chairmen of the Board of Directors.

REGARDING THE 2nd ITEM OF THE AGENDA:

Chairman of the Board German V. Kaplun took the floor and proposed to elect Alexander M. Morgulchik and Dmitry G. Belik as the Deputy Chairmen of the Board of Directors.

QUESTION VOTED:

To elect Alexander M. Morgulchik as a Deputy Chairman of the Board of Directors.

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Dmitry G. Belik, Sergey Yu. Lukin, Yury A. Rovensky, and Artyom V. Inutin. Total: 6.
Votes "AGAINST": none.
Votes "ABSTAINED": none.

To elect Dmitry G. Belik as a Deputy Chairman of the Board of Directors.

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Dmitry G. Belik, Sergey Yu. Lukin, Yury A. Rovensky, and Artyom V. Inutin. Total: 6.
Votes "AGAINST": none.
Votes "ABSTAINED": none.

IT WAS DECIDED:

To elect Alexander M. Morgulchik as a Deputy Chairman of the Board of Directors.

To elect Dmitry G. Belik as a Deputy Chairman of the Board of Directors.

This decision was made unanimously.

III. The establishment of the Compensations Committee within the Board of Directors.

REGARDING THE 3rd ITEM OF THE AGENDA:

Chairman of the Board German V. Kaplun expanded on the third item of the agenda and submitted a list of candidates to the Compensations Committee for the Board's approval:

Chairman of the Committee:
1. Hans-Joerg Rudloff
Members of the Committee:
2. German V. Kaplun
3. Artyom V. Inutin

QUESTION VOTED:

To elect the following members to the Compensations Committee:

1. Hans-Joerg Rudloff (Chairman of the Committee)

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Dmitry G. Belik, Sergey Yu. Lukin, Yury A. Rovensky, and Artyom V. Inutin. Total: 6.
Votes "AGAINST": none.
Votes "ABSTAINED": none.

2. German V. Kaplun (Member of the Committee)

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Dmitry G. Belik, Sergey Yu. Lukin, Yury A. Rovensky, and Artyom V. Inutin. Total: 6.
Votes "AGAINST": none.
Votes "ABSTAINED": none.

3. Artyom V. Inutin (Member of the Committee)

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Dmitry G. Belik, Sergey Yu. Lukin, Yury A. Rovensky, and Artyom V. Inutin. Total: 6.
Votes "AGAINST": none.
Votes "ABSTAINED": none.

IT WAS DECIDED:

To elect the following members to the Compensations Committee:

Chairman of the Committee:
1. Hans-Joerg Rudloff
Members of the Committee:
2. German V. Kaplun
3. Artyom V. Inutin

This decision was made unanimously.

IV. The establishment of the Audit Committee within the Board of Directors.

REGARDING THE 4th ITEM OF THE AGENDA:

Chairman of the Board German V. Kaplun expanded on the fourth item of the agenda and submitted a list of candidates to the Audit Committee for the Board's approval:

Chairman of the Committee:
1. Michael Hammond
Members of the Committee:
2. Alexander M. Morgulchik
3. Neil Osborn

QUESTION VOTED:

To elect the following members to the Audit Committee:

1. Michael Hammond (Chairman of the Committee)

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Dmitry G. Belik, Sergey Yu. Lukin, Yury A. Rovensky, and Artyom V. Inutin. Total: 6.
Votes "AGAINST": none.
Votes "ABSTAINED": none.

2. Alexander M. Morgulchik (Member of the Committee)

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Dmitry G. Belik, Sergey Yu. Lukin, Yury A. Rovensky, and Artyom V. Inutin. Total: 6.
Votes "AGAINST": none.
Votes "ABSTAINED": none.

3. Neil Osborn (Member of the Committee)

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Dmitry G. Belik, Sergey Yu. Lukin, Yury A. Rovensky, and Artyom V. Inutin. Total: 6.
Votes "AGAINST": none.
Votes "ABSTAINED": none.

IT WAS DECIDED:

To elect the following members to the Audit Committee:

Chairman of the Committee:
1. Michael Hammond
Members of the Committee:
2. Alexander M. Morgulchik
3. Neil Osborn

This decision was made unanimously.

V. The approval of the size of the Executive Board.

REGARDING THE 5th ITEM OF THE AGENDA:

Chairman of the Board German V. Kaplun delivered a speech on the fifth item of the agenda and proposed to have the Executive Board consist of four members, i.e. a General Director (CEO), and three Executive Board members.

QUESTION VOTED:

To have the Executive Board consist of four members, i.e. a General Director (CEO), and three Executive Board members.

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Dmitry G. Belik, Sergey Yu. Lukin, Yury A. Rovensky, and Artyom V. Inutin. Total: 6.
Votes "AGAINST": none.
Votes "ABSTAINED": none.

IT WAS DECIDED:

To have the Executive Board consist of four members, i.e. a General Director (CEO), and three Executive Board members.

This decision was made unanimously.

VI. The re-confirmation of the General Director of the Company.

REGARDING THE 6th ITEM OF THE AGENDA:

Board Member Dmitry G. Belik spoke on the sixth item of the agenda and proposed to re-confirm Yury A. Rovensky as the General Director of the Company.

QUESTION VOTED:

To re-confirm Yury A. Rovensky as the General Director of the Company.

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Dmitry G. Belik, Sergey Yu. Lukin, Yury A. Rovensky, and Artyom V. Inutin. Total: 6.
Votes "AGAINST": none.
Votes "ABSTAINED": none.

IT WAS DECIDED:

To re-confirm Yury A. Rovensky as the General Director of the Company.

This decision was made unanimously.

VII. Regarding the General Director holding positions in several different companies at the same time.

REGARDING THE 7th ITEM OF THE AGENDA:

Board Member Dmitry G. Belik expanded on the seventh item of the agenda and proposed to allow General Director of the company Yury A. Rovensky occupy the position of the General Director in the following companies as well: RBC Reklama LLC, Information and Research Center "Politics, Economy, Marketing" CJSC, and "The Best Brand Steering Committee" Autonomous Non-Profit Organization.

QUESTION VOTED:

To allow General Director of the company Yury A. Rovensky occupy the position of the General Director in the following companies as well: RBC Reklama LLC, Information and Research Center “Politics, Economy, Marketing” CJSC, and “The Best Brand Steering Committee” Autonomous Non-Profit Organization.

Votes “FOR”: German V. Kaplun, Alexander M. Morgulchik, Dmitry G. Belik, Sergey Yu. Lukin, Yury A. Rovensky, and Artyom V. Inutin. Total: 6.
Votes “AGAINST”: none.
Votes “ABSTAINED”: none.

IT WAS DECIDED:

To allow General Director of the company Yury A. Rovensky occupy the position of the General Director in the following companies as well: RBC Reklama LLC, Information and Research Center “Politics, Economy, Marketing” CJSC, and “The Best Brand Steering Committee” Autonomous Non-Profit Organization.

This decision was made unanimously.

VIII. The election of the Executive Board.

REGARDING THE 8th ITEM OF THE AGENDA:

Chairman of the Board German V. Kaplun took the floor and proposed to elect the following members of the Executive Board:
Artyom V. Inutin
Alexey V. Kuzovkin
Ekaterina A. Lebedeva
According to the Articles of Association of the Company, the General Director is also the CEO of the Company.

QUESTION VOTED:

To elect the following members of the Executive Board:

1. Artyom V. Inutin

Votes “FOR”: German V. Kaplun, Alexander M. Morgulchik, Dmitry G. Belik, Sergey Yu. Lukin, Yury A. Rovensky, and Artyom V. Inutin. Total: 6.
Votes “AGAINST”: none.
Votes “ABSTAINED”: none.

2. Alexey V. Kuzovkin

Votes “FOR”: German V. Kaplun, Alexander M. Morgulchik, Dmitry G. Belik, Sergey Yu. Lukin, Yury A. Rovensky, and Artyom V. Inutin. Total: 6.
Votes “AGAINST”: none.
Votes “ABSTAINED”: none.

3. Ekaterina A. Lebedeva

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Dmitry G. Belik, Sergey Yu. Lukin, Yury A. Rovensky, and Artyom V. Inutin. Total: 6.
Votes "AGAINST": none.
Votes "ABSTAINED": none.

IT WAS DECIDED:

To elect the following members of the Executive Board::

1. Artyom V. Inutin
2. Alexey V. Kuzovkin
3. Ekaterina A. Lebedeva

This decision was made unanimously.

IX. The approval of agreements between the Company and the Executive Board members.

REGARDING THE 9th ITEM OF THE AGENDA:

Board Member Alexander M. Morgulchik spoke on the ninth item of the agenda and submitted draft agreements between the Company and the Executive Board members for the consideration by the Board of Directors.

QUESTION VOTED:

To sign agreements with the Executive Board members.

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Dmitry G. Belik, Sergey Yu. Lukin, Yury A. Rovensky, and Artyom V. Inutin. Total: 6.
Votes "AGAINST": none.
Votes "ABSTAINED": none.

IT WAS DECIDED:

To sign agreements with the Executive Board members.

This decision was made unanimously.

The present document was prepared on July 18, 2005.



Информационные
Системы
МОСКВА

Board Chairman: /German V. Kaplun /

Secretary of the Board: _____/Alexander M. Morgulchik/



RosBusinessConsulting

RBC TV audience surges more than 20% over six months

*Commissioned by OAO RBC Information Systems **(RTS, MICEX: RBCI)**, the independent media researcher COMCON Media has evaluated the volume of the RBC TV audience, its consumer preferences and social and demographic profile in summer 2005.*

Moscow, July 20, 2005 – According to researchers, the RBC TV weekly viewership rose 20.5%, from 3.094 million in October 2004 to 3.729 million people in June 2005. The channel's coverage in Russia, i.e. the number of viewers to whom RBC TV is technically available, reached 41.855 million. Therefore, the core audience of the channel amounted to 8.9% of the total coverage. RBC TV's monthly audience reached 4.839 million people (11.6% of the coverage).

The daily audience (those who usually watch the channel every day) totaled 2.057 million viewers, or 4.9% of the total coverage. More than a half of the weekly audience (56.2%) watch the channel at least 3 out of 5 weekdays, and two thirds watch RBC TV on weekends as well. In the period from October 2004 to June 2005, RBC TV's television rating (TVR) grew to 0.92% that allowed the channel to move five positions up to No. 10 among all Russian television stations.

In terms of the average viewing time, RBC TV jumped to the 2nd place with 365 minutes/week, lagging behind only ORT (447 minutes/week).

Among the most popular programs are 'News', 'Dialog', 'Markets', 'Intrigue of the Day', 'VIP Person', 'Sphere of Interests', and 'Automotive News'. According to the research, company owners and top managers favor such programs as 'Markets', 'In Focus', 'Corporate News', 'C-news', 'Real Estate' and 'Star Dust'.

Viewers highly appreciate the quality and timeliness of information reported by RBC TV and admit that it impacts their professional activities. For example, almost half of the business channel's audience (48.9%) discusses topics mentioned on RBC TV with partners and colleagues or opt to learn more about markets, companies or topics covered on the channel (47.4%). Some 14.9% of respondents have made investment decisions based on information provided by RBC TV.

The average age of the channel's viewer is 38 years. Some 55.5% of the audience are men. Almost 60% have higher education, a Master's or Doctorate degree or have completed at least 3 years at university. One third of RBC TV's employed viewers (33%) are company owners, business executives and managers (including individual entrepreneurs); 24.3% are employees, technical and support staff; students account for 8.75%.

The majority of RBC TV viewers work in such economic sectors as industrial production, wholesale and retail trade, construction and real estate, finances and insurance, transport, IT and telecommunications, the mass media, advertising and marketing as well as at government agencies.

Studying the viewers' consumer preferences, sociologists say the majority of them (69.2%) try to keep up to date with new products appearing on the market, and do not mind to pay more for a quality product (64.1%). These are people who lead an active life, can afford to buy expensive products and make transactions with real estate (18.5%) and securities (13.7%). Some 50.8% of RBC TV viewers have one or more cars in the family; 9.6% live in apartments or country houses with an area of more than 80 m^2.

The study was conducted among people aged 18 and over in cities randomly selected out of all the cities where RBC TV is available. The channel broadcasts in 24 Russia's largest cities and cities with a high share of affluent residents. Total sample size is 3,042 people with an error range of not more than ± 1,8%. Survey method: a telephone poll (CATI) in Moscow and St. Petersburg; face-to-face street interviews in other cities. The quality control at COMCON Media meets ESOMAR requirements.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com


RBC

RosBusinessConsulting

RBC TV Director Artyom Inyutin becomes a winner of the Media Manager of Russia 2005 award

Moscow, July 12, 2005 – Last week organizers named the winners of the national contest 'Media Manager of Russia 2005'. Awards are annually granted to the most professional executives of the Russian media, who have achieved remarkable results in running their companies and contributed to the advancement of the whole industry. More than 90 candidates were nominated for the most prestigious award in the media business this year. Experts from various media associations, members of the Expert Council and an independent jury named the best professionals in six categories ('Print Media', 'Electronic Media', 'Distribution', 'Advertising', 'Media-author' and 'Public Relations'). RBC TV General Director Artyom Inyutin won in the category 'Electronic Media'.

Inyutin is the General Director of the RBC TV station and the head of Russian Information Agency RosBusinessConsulting (RIA RosBusinessConsulting). He also sits on the Board of Directors of RBC **(RTS, MICEX: RBCI)**. Inyutin has been in charge of the company's media business since 1997. He held the position of the Chief Administrative Officer of RosBusinessConsulting from 1994 to 1996. Prior to joining the company, Inyutin was a development team leader at a Russian scientific institute where he was responsible for managing database software development. He has also worked at a trading company as the Advertising Director. He graduated from the Moscow Technical University and holds a second educational degree from the Russian Finance Academy, Ph.D. in Economics.

Among the winners in other categories ware named the Managing Director of the Publishing House Sekret Firmy Yuri Katsman, Publisher of the Publishing House Provintsiya Boris Giller, observer of the Izvestia newspaper Irina Petrovskaya, TNK BP Vice President Vladimir Ruga and TNT General Director Roman Petrenko. Chairman of Independent Media Derk Sauer won the grand-prix of the contest.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

Report on results of voting by participants of the annual general meeting of shareholders of OAO RBC Information Systems (hereinafter referred to as the Company)

The Company's registered office address: 75/9 Leninsky Prospekt, Moscow 119261
Place of the annual general meeting: Rublyovsky Hall, Marriot Grand Hotel, 26 Tverskaya St., Moscow
Date of the meeting: June 22, 2005
Form of the meeting: joint presence of shareholders with advance delivery of voting ballots

Chairman of the general meeting: German V. Kaplun

Secretary of the General Meeting: Ekaterina V. Melnikova

The functions of the counting commission were carried out by the Company's Registrar – ZAO IRKOL, represented by Denis V. Denisov, in accordance with the Federal Law "On Joint-Stock Companies" No. 120-FZ.

The meeting's agenda:

1. Approval of the Company's annual report; annual accounting statement, including a profit and loss statement (profit and loss accounts), as well as the distribution of profits and losses for 2004.
2. Approval of a new edition of the Articles of Association of the Company.
3. Approval of a new edition of the Regulations of the general shareholders meeting.
4. Election of the Audit and Compliance Committee of the Company.
5. Approval of the Auditor of the Company.
6. Increasing the authorized capital of the company through placement of additional shares.
7. Approval of related-party transactions.
8. Election of the Board of Directors.

Quorums for issues on the general meeting's agenda:

Questions on the agenda	Number of votes that belong to persons entitled to participate in the general meeting (as of May 6, 2005)	Number of votes that belong to persons who participated in the general meeting		Quorum
		number	*%*	
First	115 000 000	79 849 496	69.43	Confirmed
Second	115 000 000	79 849 496	69.43	Confirmed
Third	115 000 000	79 849 496	69.43	Confirmed
Fourth	96 366 095	63 488 002	65.88	Confirmed
Fifth	115 000 000	79 849 496	69.43	Confirmed
Sixth	115 000 000	79 849 496	69.43	Confirmed
Seventh	96 160 929	63 488 002	66.02	Confirmed
Eighth	1 035 000 000	718 645 464	69.43	Confirmed

The results of the voting on questions included on the voting list were as follows:

Question **1. Approval of the Company's annual report; annual accounting statement, including a profit and loss statement (profit and loss accounts), as well as the distribution of profits and losses for 2004.**
Pay no dividends for 2004. Voting results.

	Number of votes	Percentage of participants' votes
"FOR"	71 245 781	89.23
"AGAINST"	12	0.00
"ABSTAINED"	1	0.00

DECISION PASSED.

Question **2. Approval of a new edition of the Articles of Association of the Company.** Voting results.

	Number of votes	Percentage of participants' votes
"FOR"	70 949 770	88.85
"AGAINST"	12	0.00
"ABSTAINED"	296 012	0.37

DECISION PASSED.

Question **3. Approval of a new edition of the Regulations of the general shareholders meeting.** Voting results.

	Number of votes	Percentage of participants' votes
"FOR"	71 245 782	89.23
"AGAINST"	0	0.00
"ABSTAINED"	12	0.00

DECISION PASSED.

Question **4. Election of the Audit and Compliance Committee of the Company:**

1. Alexandra S. Savchenko. Voting results.

	Number of votes	Percentage of participants' votes
"FOR"	47 330 420	74.55
"AGAINST"	100	0.00
"ABSTAINED"	7 553 779	11.90

CANDIDATE ELECTED.

2. Tatyana A. Knyazeva. Voting results.

	Number of votes	Percentage of participants' votes
"FOR"	47 330 520	74.55
"AGAINST"	0	0.00
"ABSTAINED"	7 553 779	11.90

CANDIDATE ELECTED.

3. Elena G. Ashitko. Voting results.

	Number of votes	Percentage of participants' votes
"FOR"	47 330 420	74.55
"AGAINST"	100	0.00
"ABSTAINED"	7 553 779	11.90

CANDIDATE ELECTED.

The shares held by Board Members and persons from the Company's managerial bodies are not eligible to participate in the election of the Audit and Compliance Committee of the Company, in accordance with the Clause 6, Article 85 of the Federal Law "On Joint-Stock Companies."
The total number of shares voted: 96,366,095.
DECISION PASSED.

Question **5. Approval of the Auditor of the Company.**

1. To approve KPMG Limited audit company to hold international audit. Voting results.

	Number of votes	Percentage of participants' votes
"FOR"	71 245 730	89.23
"AGAINST"	0	0.00
"ABSTAINED"	1	0.00

CANDIDATE APPROVED.

2. To approve OOO Online Audit to hold Russian audit. Voting results.

	Number of votes	Percentage of participants' votes
"FOR"	71 245 618	89.22
"AGAINST"	112	0.00
"ABSTAINED"	1	0.00

CANDIDATE APPROVED.
DECISION PASSED.

Question **6. Increasing the authorized capital of the company through placement of additional shares.**

(a) To increase the authorized capital of the Company, amounting to RUR115,000 (one hundred and fifteen thousand rubles) as of the date of holding the present meeting of the Board of Directors, by RUR4,260 (four thousand two hundred and sixty rubles) through issuing an additional 4,260,000 (four million two hundred and sixty thousand) common registered shares at a par value of RUR0.001 per share within the limits fixed for the number of authorized shares (hereinafter referred to as Additional Shares). After the increase, the authorized capital of the Company will amount to RUR119,260 (one hundred and nineteen thousand two hundred and sixty rubles), and will consist of 119,260,000 (one hundred and nineteen million two hundred and sixty thousand) common registered shares with a par value of RUR0.001 per share. The form of placement of additional shares – registered shares issued in a non-documentary form.

(b) To set the following terms of placement of Additional Shares:

(i) Additional Shares are placed through private offering for RBC HOLDING closed joint stock company, pursuant to the decision on the issue and Additional Shares prospectus.

(ii) Start date of placement of Additional Securities: the first business day upon the expiry of two weeks from the date of disclosure of information on the state registration of the issue of Additional Shares.

(iii) End date of placement of Additional Securities: no later than 1 year after the date of the state registration of securities issue.

(iv) To set an offering price for Additional Securities on the basis of the market price for shares as of the date of the state registration of Additional Shares, determined by the closing price on the MICEX stock exchange.

(v) Additional Shares shall be paid for in rubles of the Russian Federation pursuant to the decision on the issue and Additional Shares prospectus.

Voting results.

	Number of votes	Percentage of participants' votes
"FOR"	71 245 670	89.22

"AGAINST"	123	0.00
"ABSTAINED"	1	0.00

DECISION PASSED.

Question 7. **Approval of related-party transactions.**

1. To approve the allocation of a loan of RUR206,000,000 (two hundred and six million rubles) by the Company to its subsidiary RBC Investments (Cyprus) Ltd. at an annual interest rate of 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems. Voting results.

	Number of votes	Percentage of participants' votes
"FOR"	54 588 276	56.77
"AGAINST"	12	0.00
"ABSTAINED"	296 012	0.31

TRANSACTION APPROVED.

2. To approve the allocation of a loan of RUR7,100,000 (seven million one hundred thousand rubles) by the Company to its subsidiary OOO Niken at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems. Voting results.

	Number of votes	Percentage of participants' votes
"FOR"	54 588 276	56.77
"AGAINST"	12	0.00
"ABSTAINED"	296 012	0.31

TRANSACTION APPROVED.

3. To approve the allocation of a loan of RUR43,290,000 (forty three million two hundred and ninety thousand rubles) to its subsidiary OOO Niken at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems. Voting results.

	Number of votes	Percentage of participants' votes
"FOR"	54 588 276	56.77
"AGAINST"	12	0.00
"ABSTAINED"	296 012	0.31

TRANSACTION APPROVED.

4. To approve the allocation of a loan of RUR21,000,000 (twenty one million rubles) by the Company to its subsidiary OOO Niken at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems. Voting results.

	Number of votes	Percentage of participants' votes
"FOR"	54 588 276	56.77
"AGAINST"	12	0.00
"ABSTAINED"	296 012	0.31

TRANSACTION APPROVED.

5. To approve the allocation of a loan of RUR75,250,000 (seventy five million two hundred and fifty thousand rubles) to its subsidiary OOO RBC Publishing at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems. Voting results.

	Number of votes	Percentage of participants' votes

"FOR"	54 588 276	56.77
"AGAINST"	12	0.00
"ABSTAINED"	296 012	0.31

TRANSACTION APPROVED.

6. To approve the allocation of a loan of RUR8,000,000 (eight million rubles) to its subsidiary OOO RBC Publishing at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems. Voting results.

	Number of votes	Percentage of participants' votes
"FOR"	54 588 276	56.77
"AGAINST"	12	0.00
"ABSTAINED"	296 012	0.31

TRANSACTION APPROVED.

7. To approve the allocation of a loan of RUR36,000,000 (thirty six million rubles) by the Company to its subsidiary OOO RBC Publishing at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems. Voting results.

	Number of votes	Percentage of participants' votes
"FOR"	54 588 276	56.77
"AGAINST"	12	0.00
"ABSTAINED"	296 012	0.31

TRANSACTION APPROVED.

8. To approve the allocation of a loan of RUR75,000,000 (seventy five million rubles) by the Company to its subsidiary OOO RBC Publishing at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems. Voting results.

	Number of votes	Percentage of participants' votes
"FOR"	54 588 276	56.77
"AGAINST"	12	0.00
"ABSTAINED"	296 012	0.31

TRANSACTION APPROVED.

9. To approve the allocation of a loan of RUR2,000 (two thousand rubles) by the Company to its subsidiary ZAO RBC Engineering at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems. Voting results.

	Number of votes	Percentage of participants' votes
"FOR"	54 588 276	56.77
"AGAINST"	12	0.00
"ABSTAINED"	296 012	0.31

TRANSACTION APPROVED.

10. To approve the allocation of a loan of RUR10,000 (ten thousand rubles) by the Company to its subsidiary ZAO RBC Engineering at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems. Voting results.

	Number of votes	Percentage of participants' votes
"FOR"	54 588 276	56.77
"AGAINST"	12	0.00
"ABSTAINED"	296 012	0.31

TRANSACTION APPROVED.

11. To approve the sale of the Company's 4,260,000 (four million two hundred and sixty thousand) common registered non-documentary shares at a par value of RUR0.001 per share at their market price as of the date of the state registration of Additional Shares, determined by the closing price on the MICEX stock exchange, to RBC HOLDING closed joint stock company. Voting results.

	Number of votes	Percentage of participants' votes
"FOR"	54 588 276	56.77
"AGAINST"	12	0.00
"ABSTAINED"	296 012	0.31

TRANSACTION APPROVED.

12. To approve transactions that may be concluded in the future in the normal course of the Company's business between the Company and 1) RBC TV Closed Joint Stock Company to the amount of RUR300,000,000 (three hundred million rubles); 2) RBC SOFT Closed Joint Stock Company to the amount of RUR300,000,000 (three hundred million rubles); 3) RBC HOLDING Closed Joint Stock Company to the amount of RUR300,000,000 (three hundred million rubles); 4)RosBusinessConsulting Closed Joint Stock Company to the amount of RUR300,000,000 (three hundred million rubles); 5) RBC Center Limited Liability Company to the amount of RUR300,000,000 (three hundred million rubles); 6) RBC Investments (Cyprus) Ltd. to the amount of RUR400,000,000 (four hundred million rubles); 7) RBC Reklama (LLC) to the amount of RUR300,000,000 (three hundred million rubles); 8) RBC TV Production (LLC) to the amount of RUR300,000,000 (three hundred million rubles); 9) RBC Publishing (LLC) to the amount of RUR300,000,000 (three hundred million rubles); 10) RBC Engineering Closed Joint Stock Company to the amount of RUR300,000,000 (three hundred million rubles). Voting results.

	Number of votes	Percentage of participants' votes
"FOR"	54 588 276	56.77
"AGAINST"	12	0.00
"ABSTAINED"	296 012	0.31

TRANSACTION APPROVED.

Number of votes controlled by shareholders included on the list of persons entitled to participate in the general meeting, who are not related parties in the transactions: 96,160,229.
Number of votes controlled by persons who are not related parties in the transaction, and who were present at the general meeting: 63,488,002.
DECISION PASSED.

Question **8. Election of the Board of Directors:**

1. **German V. Kaplun.** Voting results.

Number of votes for the candidate: ***95 818 739.***

2. **Alexander M. Morgulchik.** Voting results.

Number of votes for the candidate: ***95 818 427.***

3. **Dmitry G. Belik.** Voting results.

Number of votes for the candidate: ***61 826 597.***

4. **Sergey Yu. Lukin.** Voting results.

Number of votes for the candidate: ***61 826 397.***

5. **Yury A. Rovensky.** Voting results.

Number of votes for the candidate: ***61 826 177.***

6. **Givi Topchishvili.** Voting results.

Number of votes for the candidate: ***826 085.***

7. **Ekaterina A. Lebedeva.** Voting results.

Number of votes for the candidate: ***826 401.***

8. Leonid A. Khazan. Voting results.
Number of votes for the candidate: ***826 085.***

9. Yuri Mostovoy. Voting results.
Number of votes for the candidate: ***826 284.***

10. Hans-Joerg Rudloff. Voting results.
Number of votes for the candidate: ***63 829 876.***

11. Neil Osborn. Voting results.
Number of votes for the candidate: ***63 826 177.***

12. Michael Hammond. Voting results.
Number of votes for the candidate: ***64 250 177.***

13. Artyom V. Inutin. Voting results.
Number of votes for the candidate: ***61 826 177.***

14. Alexey V. Kuzovkin. Voting results.
Number of votes for the candidate: ***826 084.***

Number of votes against all candidates: 0 (0.00%)
Number of "abstained" votes relating to all candidates: 9 (0.00%)
Number of votes that were not distributed between the nominated candidates: 6 230 132 (0.87%)
The Board of Directors is elected by means of cumulative voting.
Nine candidates who received the largest amounts of votes of holders of voting shares were elected to the Board of Directors.

The following candidates were elected to the Board of Directors:

1. **German V. Kaplun**
2. **Alexander M. Morgulchik**
3. **Dmitry G. Belik**
4. **Sergey Yu. Lukin**
5. **Yury A. Rovensky**
6. **Artyom V. Inutin**
7. **Hans-Joerg Rudloff**
8. **Neil Osborn**
9. **Michael Hammond**

Chairman of the General Meeting German V. Kaplun


«РБК
Информационные
Системы»
МОСКВА

Secretary of the General Meeting Ekaterina V. Melnikova

THE LIST OF RELATED PARTIES

RBC Information Systems Open Joint-Stock Company

Issuer code: 0 5 2 1 4 – A

As of 0 1 0 7 2 0 0 5

(all dates are shown as dd/mm/yyyy)

Issuer's location: 75/9 Leninsky Prospekt, Moscow 119261

The information contained herein is subject to disclosure pursuant to the law on securities of the Russian Federation.

Web address: http://www.rbcinfosystems.ru

General Director

Date“ July ” 18 20 05




«РБК
Информационные
Системы»
МОСКВА

(signature)
Name

Yury Rovensky
(name)

Issuer code	
Taxpayer's ID	7736206959
OGRN	1027700381851

I. List of related parties as of 01 07 2005

No.	Full corporate name (name for non-profit organizations) or full name of the related party	Location of the legal entity or place of residence of the individual (to be specified with the consent of the individual only)	Basis (bases) on which the party is considered a related party	Date of basis (bases)	The share in the joint-stock company's authorized capital owned by the related party, %	The share of the joint-stock company's common stocks owned by the related party, %
1	2	3	4	5	6	7
1	Dmitry G. Belik	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	22.06.2005	19.37%	19.37%
2	German V. Kaplun	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	22.06.2005	13.43%	13.43%
3	Ekaterina A. Lebedeva	Moscow, Russia	Member of the joint-stock company's executive body – Executive Board	23.07.2004	0.000000869565%	0.000000869565%
4	Sergey Yu. Lukin	Moscow, Russia	Member of the joint-	22.06.2005	0.80%	0.80%

			stock company's Board of Directors (Supervisory Board)			
5	Alexander M. Morgulchik	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	22.06.2005	19.17%	19.17%
6	Neil Osborn	London	Member of the joint-stock company's Board of Directors (Supervisory Board)	22.06.2005	-	-
7	Michael Hammond	London	Member of the joint-stock company's Board of Directors (Supervisory Board)	22.06.2005	-	-
8	Hans-Joerg Rudloff	CH-1248 Hermance	Member of the joint-stock company's Board of Directors (Supervisory Board)	22.06.2005	-	-
9	Yury A. Rovensky	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	22.06.2005	-	-
			Exercises the authority of the joint-stock company's sole executive body	23.07.2004		
10	Artemiy V. Inyutin	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	22.06.2005	0.000000869565%	0.000000869565%

			Member of the joint-stock company's executive body – Executive Board	23.07.2004		
11	Alexey V. Kuzovkin	Moscow, Russia	Member of the joint-stock company's executive body – Executive Board	23.07.2004	0.000000869565%	0.000000869565%
12	RBC Engineering Closed Joint-Stock Company	75/9, Leninsky Prospekt, Moscow, 119261	Member of the group owning the joint-stock company	15.10.2001	-	-
13	PC Home Limited Liability Company	24-1-1 Tashkentskaya Street, Moscow, 109472	Member of the group owning the joint-stock company	17.10.2001	-	-
14	Megakor Limited Liability Company	84/32-602t, Profsoyuznaya Street, Moscow, 117997	Member of the group owning the joint-stock company	12.01.2001	-	-
15	Merkot Limited Liability Company	20-1, 1st Gayvoronovsky Proyezd, Moscow, 109518	Member of the group owning the joint-stock company	17.10.2001	-	-
16	RBC Pro Limited Liability Company	75/9, Leninsky Prospekt, Moscow, 119261	Member of the group owning the joint-stock company	17.10.2001	-	-
17	IT Group Limited Liability Company	68 Kommunisticheskiy Prospekt, Gorno-Altaisk, the Republic of Altai 649000	Member of the group owning the joint-stock company	04.06.2004	-	-
18	Programmny Produkt Limited Liability Company RBC	office 1-N, 96A, Krasnoputilovskaya Street, St. Petersburg, 196191	Member of the group owning the joint-stock company	26.08.2002	-	-
19	ROVERST Limited Liability Company	17-1, Otkrytoye Shosse, Moscow, 107143	Member of the group owning the joint-stock company	24.09.2002	-	-
20	Telli Limited Liability Company	10, Blagoveshchensky Pereulok, Moscow, 103001	Member of the group owning the joint-	17.10.2001	-	-

			stock company			
21	ORGTEKHNIKA Production Cooperative	24-1-1 Tashkentskaya Street, Moscow, 109472	Member of the group owning the joint-stock company	12.01.2001	-	-
22	"RBC Information Systems (Europe)" N.V.	Netherlands, Schelmseweg 1, 6861WP Oosterbeek	The joint-stock company has the right to control over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this party	23.10.2002	-	-
			Member of the group owning the joint-stock company	23.10.2002		
23	«RBC Investments (Cyprus) Limited»	10 Mnasiadou st. Elma House 1065 Nicosia Cyprus	Member of the group owning the joint-stock company	22.01.2003	-	-
24	«RBC International Limited»	8th Floor, Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong	Member of the group owning the joint-stock company	08.11.2004	-	-
25	RBC SOFT Closed Joint-Stock Company	75/9, Leninsky Prospekt, Moscow, 119261	The joint-stock company has the right to control over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this party	28.09.2001	-	-
			Member of the group owning the joint-stock company	28.09.2001		

26	ROSBUSINESSCONSULTING Closed Joint-Stock Company	78-1, Profsoyuznaya Street, Moscow, 117393	The joint-stock company has the right to control over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this party	28.09.2001	-	-
			Member of the group owning the joint-stock company	28.09.2001		
27	RBC HOLDING Closed Joint-Stock Company	75/9, Leninsky Prospekt, Moscow, ***119261***	The joint-stock company has the right to control over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this party	28.09.2001	-	-
			Member of the group owning the joint-stock company	28.09.2001		
28	RBC TV Closed Joint-Stock Company	75/9, Leninsky Prospekt, Moscow, ***119261***	The joint-stock company has the right to control over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this party	7.06.2002	0.11%	0.11%

			Member of the group owning the joint-stock company	7.06.2002		
29	SK GARANT Closed Joint-Stock Company	office of the Executive Board, 18-20, Sadovaya-Triumfalnaya Street, Moscow, 103006	The joint-stock company has the right to control over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this party	17.06.2002	-	-
			Member of the group owning the joint-stock company	17.06.2002		
30	RBC Center Limited Liability Company	3b-1, Sadovo-Chernogryazskaya Street, Moscow, 107078	The joint-stock company has the right to control over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this party	28.09.2001	-	-
			Member of the group owning the joint-stock company	28.09.2001		
31	RBC TV Production Limited Liability Company	68, Kommunisticheskiy Prospekt, Gorno-Altaisk, Altai Republic, 649000	Member of the group owning the joint-stock company	09.09.2003	-	-

32	RBC Reklama Limited Liability Company	75/9, Leninsky Prospekt, Moscow, 119261	The joint-stock company has the right to control over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this party	21.10.2003	-	-
			Member of the group owning the joint-stock company	21.10.2003		
33	RBC Publishing Limited Liability Company	29 Choros-Gurkina Street, Gorno-Altaisk, Russia, 649000	The joint-stock company has the right to control over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this party	15.12.2003	-	-
			Member of the group owning the joint-stock company	15.12.2003		
34	Information and Research Center "Politics, Economy, Marketing" Closed Joint-Stock Company	24 2nd Kvesisskaya St., Moscow 127220	The joint-stock company has the right to control over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this party	16.08.2004	-	-
			Member of the group owning the joint-stock company	16.08.2004		

35	"National Awarding Committee" Autonomous Non-Profit Organization	75/9, Leninsky Prospekt, Moscow, 119261	Member of the group owning the joint-stock company	18.08.2004	-	-
36	"The Best Brand Steering Committee" Autonomous Non-Profit Organization	12-14-1, Solyanka St., Moscow 109240	Member of the group owning the joint-stock company	16.08.2004	-	-
37	RBC TV Moscow Closed Joint-Stock Company	78, Profsoyuznaya Street, Moscow, 117393	Member of the group owning the joint-stock company	14.05.2005	-	-
38	MEDIALAND.RU Limited Liability Company	78, Profsoyuznaya Street, Moscow, 117393	Member of the group owning the joint-stock company	26.04.2005	-	-
39	Pralberto Limited	22 Arch. Makarios III Avenue, 1065, Nicosia, Cyprus	Member of the group owning the joint-stock company	13.04.2005	-	-

II. Changes made to the list of related parties in the period

from 01 04 2005 **to** 01 07 2005

No.	Change	Date of change	Date of changes made to the list of related parties

1. Information on the related party prior to changes:

2	3	4	5	6	7
Dmitry G. Belik	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	08.06.2004	20.85%	20.85%
		Has the right to control more over 20 percent of the joint-stock company's voting shares	12.01.2001		

Information on the related party after changes:

2	3	4	5	6	7

Dmitry G. Belik	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	22.06.2005	19.37%	19.37%

2. Information on the related party prior to changes:

2	3	4	5	6	7
German V. Kaplun	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	08.06.2004	19.25%	19.25%

Information on the related party after changes:

2	3	4	5	6	7
German V. Kaplun	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	22.06.2005	13.43%	13.43%

3. Information on the related party prior to changes:

2	3	4	5	6	7
Ekaterina A. Lebedeva	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	08.06.2004	0.000000869565%	0.000000869565%

		Member of the joint-stock company's executive body – Executive Board	23.07.2004		

Information on the related party after changes:

2	3	4	5	6	7
Ekaterina A. Lebedeva	Moscow, Russia	Member of the joint-stock company's executive body – Executive Board	23.07.2004	0.000000869565%	0.000000869565%

4. Information on the related party prior to changes:

2	3	4	5	6	7
Sergey Yu. Lukin	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	08.06.2004	0.89%	0.89%

Information on the related party after changes:

2	3	4	5	6	7
Sergey Yu. Lukin	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	22.06.2005	0.80%	0.80%

5. Information on the related party prior to changes:

2	3	4	5	6	7

Alexander M. Morgulchik	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	08.06.2004	22.21%	22.21%
		Has the right to control more over 20 percent of the joint-stock company's voting shares	12.01.2001		

Information on the related party after changes:

2	3	4	5	6	7
Alexander M. Morgulchik	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	22.06.2005	19.17%	19.17%

6. Information on the related party prior to changes:

2	3	4	5	6	7
Yury A. Rovensky	Moscow, Russia	Exercises the authority of the joint-stock company's sole executive body	23.07.2004	-	-

Information on the related party after changes:

2	3	4	5	6	7

Yury A. Rovensky	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	22.06.2005	-	-
		Exercises the authority of the joint-stock company's sole executive body	23.07.2004		

7. Information on the related party prior to changes:

2	3	4	5	6	7
Artemiy V. Inyutin	Moscow, Russia	Member of the joint-stock company's executive body – Executive Board	23.07.2004	0.000000869565%	0.000000869565%

Information on the related party after changes:

2	3	4	5	6	7
Artemiy V. Inyutin	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	22.06.2005	0.000000869565%	0.000000869565%
		Member of the joint-stock company's executive body – Executive Board	23.07.2004		

8. Information on the related party prior to changes:

2	3	4	5	6	7

Oleg A. Dyatlov	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	08.06.2004	0.19%	0.19%

Information on the related party after changes:

2	3	4	5	6	7
No data available	-	-	-	-	-

9. Information on the related party prior to changes:

2	3	4	5	6	7
Yuri Mostovoy	Montclair, NJ 07042	Member of the joint-stock company's Board of Directors (Supervisory Board)	08.06.2004	-	-

Information on the related party after changes:

2	3	4	5	6	7
No data available	-	-	-	-	-

10. Information on the related party prior to changes:

2	3	4	5	6	7

Givi M. Topchishvili	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	08.06.2004	-	-

Information on the related party after changes:

2	3	4	5	6	7
No data available	-	-	-	-	-

11. Information on the related party prior to changes:

2	3	4	5	6	7
Leonid A. Khazan	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	08.06.2004	0.000000869565%	0.000000869565%

Information on the related party after changes:

2	3	4	5	6	7
No data available	-	-	-	-	-

12. Information on the related party prior to changes:

2	3	4	5	6	7
No data available	-	-	-	-	-

Information on the related party after changes:

2	3	4	5	6	7
RBC TV Moscow Closed Joint-Stock Company	78, Profsoyuznaya Street, Moscow, 117393	Member of the group owning the joint-stock company	14.05.2005	-	-

13. Information on the related party prior to changes:

2	3	4	5	6	7
No data available	-	-	-	-	-

Information on the related party after changes:

2	3	4	5	6	7
MEDIALAND.RU Limited Liability Company	78, Profsoyuznaya Street, Moscow, 117393	Member of the group owning the joint-stock company	26.04.2005	-	-

14. Information on the related party prior to changes:

2	3	4	5	6	7
No data available	-	-	-	-	-

Information on the related party after changes:

2	3	4	5	6	7
Pralberto Limited	22 Arch. Makarios III Avenue, 1065, Nicosia, Cyprus	Member of the group owning the joint-stock company	13.04.2005	-	-

Прошито, пронумеровано и
скреплено печатью *16* листов


«РБК
Информационные
Системы»
МОСКВА

Statement of information
that can exercise significant influence on the cost of the joint-stock company's securities

1. General information	
1.1. Issuer's full corporate name (name of a non-profit organization)	*Open Joint Stock Company RBC Information Systems*
1.2. Issuer's abbreviated corporate name	*OAO RBC Information Systems*
1.3. Issuer's address	*75/9 Leninsky Prospekt Moscow 119261*
1.4. Issuer's primary state registration number (OGRN)	*1027700381851*
1.5. Issuer's taxpayer ID	*7736206959*
1.6. Issuer's unique code assigned by the registration authority	*05214-A*
1.7. Address of the website that the issuer uses to post information	***http://www.rbcinfosystems.ru***
1.8. Name of the printed periodical(s) that the issuer uses for publication of information	***"Supplement to the Bulletin of the Federal Service for Financial Markets"***

2. Contents of the statement

Information on the decision made by the Board of Directors of OAO RBC Information Systems concerning the formation of a collegial executive body.

The date of the meeting of the joint-stock company's Board of Directors when the respective decision was made: ***July 18, 2005***

The date of execution and the number of the minutes of the meeting of the joint-stock company's Board of Directors when the respective decision was made: ***Minutes No. 39 dated July 18, 2005***

Contents of the decision made by the joint-stock company's Board of Directors:

To elect the following members to the Executive Board:

1. ***Artemy V. Inyutin***
2. ***Alexey V. Kuzovkin***
3. ***Ekaterina A. Lebedeva***

Pursuant to the Company's Articles of Association, the Company's General Director shall hold the office of Chairman of the Company's Executive Board.

Full name: ***Artemy V. Inyutin***

Share in the joint-stock company's authorized capital: ***0.000000869565 percent***

Percentage of the joint-stock company's common shares owned: ***0.000000869565 percent***

Share in the authorized capital of the joint-stock company's subsidiaries and/or related parties: ***0 percent***

Percentage of common shares of the joint-stock company's subsidiaries and/or related parties owned: ***0 percent***

Percentage of common shares of the joint-stock company or its subsidiaries and/or related parties that can be acquired by this person as a result of the issuers' exercise of rights to options or its subsidiaries and/or related parties granted to this person: ***0 percent***

Full name: ***Alexey V. Kuzovkin***

Share in the joint-stock company's authorized capital: ***0.000000869565 percent***

Percentage of the joint-stock company's common shares owned: ***0.000000869565 percent***

Share in the authorized capital of the joint-stock company's subsidiaries and/or related parties: ***0 percent***

Percentage of common shares of the joint-stock company's subsidiaries and/or related parties owned: ***0 percent***

Percentage of common shares of the joint-stock company or its subsidiaries and/or related parties that can be acquired by this person as a result of the issuers' exercise of rights to options or its subsidiaries and/or related parties granted to this person: ***0 percent***

Full name: ***Ekaterina A. Lebedeva***

Share in the joint-stock company's authorized capital: ***0.000000869565 percent***

Percentage of the joint-stock company's common shares owned: ***0.000000869565 percent***

Share in the authorized capital of the joint-stock company's subsidiaries and/or related parties: ***0 percent***

Percentage of common shares of the joint-stock company's subsidiaries and/or related parties owned: ***0 percent***

Percentage of common shares of the joint-stock company or its subsidiaries and/or related parties that can be acquired by this person as a result of the issuers' exercise of rights to options or its subsidiaries and/or related parties granted to this person: ***0 percent***

3. Signature		
3.1. General Director	(signature)	Yury Rovensky
3.2. Date: July 18 2005	Seal	


«РБК Информационные Системы»
МОСКВА

Material Fact Notice
"Information on Resolutions of General Meetings"

1. General information	
1.1. Full corporate name of the issuer (name for non-profit organizations)	***RBC Information Systems Open Joint-Stock Company***
1.2. Short corporate name of the issuer	***OAO RBC Information Systems***
1.3. Issuer's location	***75/9 Leninsky Prospekt, Moscow 119261***
1.4. Primary State Registration Number of the issuer	***1027700381851***
1.5. Taxpayer ID of the issuer	***7736206959***
1.6. Issuer's unique code assigned by the registration agency	***05214-A***
1.7. Address of the website that the issuer uses to post material fact notices	***http://www.rbcinfosystems.ru***
1.8. Name of the periodical(s) that the issuer uses for publication of information	***"Supplement to the Bulletin of the Federal Commission for the Securities Market"***
1.9. Material fact notice(s) code(s)	***1005214A06072005***

2. Contents of the notice

2.1. Type of the meeting (annual, extraordinary) – ***annual general meeting of shareholders***
2.2. Form of the general meeting – ***joint presence of shareholders with advance delivery of voting ballots***
2.3. Date and place of the general meeting – ***June 22, 2005, Rublyovsky Hall, Marriot Grand Hotel, 26 Tverskaya St., Moscow***
2.4. Quorum of the general meeting:

Questions on the agenda	Number of votes that belong to persons entitled to participate in the general meeting (as of May 6, 2005)	Number of votes that belong to persons who participated in the general meeting		Quorum
			%	
1	115 000 000	79 849 496	69.43	Confirmed
2	115 000 000	79 849 496	69.43	Confirmed
3	115 000 000	79 849 496	69.43	Confirmed
4	96 366 095	63 488 002	65.88	Confirmed
5	115 000 000	79 849 496	69.43	Confirmed
6	115 000 000	79 849 496	69.43	Confirmed
7	96 160 929	63 488 002	66.02	Confirmed
8	1 035 000 000	718 645 464	69.43	Confirmed

2.5. The results of the voting on questions included on the voting list were as follows:
1) Approval of the Company's annual report; annual accounting statement, including a profit and loss statement (profit and loss accounts), as well as the distribution of profits and losses for 2004.

VOTING RESULTS:

"FOR" – 71 245 781 votes (89.23%);
"AGAINST" - 12;
"ABSTAINED" – 1.

2) Approval of a new edition of the Articles of Association of the Company.

VOTING RESULTS:

"FOR" – 70 949 770 votes (88.85%);
"AGAINST" - 12;
"ABSTAINED" – 296 012.

3) Approval of a new edition of the Regulations of the general shareholders meeting.
VOTING RESULTS:

"FOR" – 71 245 782 vote (89.23%);
"AGAINST" - 0;
"ABSTAINED" – 12.

4) Election of the Audit and Compliance Committee of RBC Information Systems:
Voting results by candidate:

1. Alexandra S. Savchenko

VOTING RESULTS:

"FOR" – 47 330 420 votes (74.55%);
"AGAINST" - 100 (0.00%);
"ABSTAINED" – 7 553 779 votes (11.90%).

2. Tatyana A. Knyazeva

VOTING RESULTS:

"FOR" – 47 330 520 votes (74.55%);
"AGAINST" - 0 (0.00%);
"ABSTAINED" – 7 553 779 votes (11.90%).

3. Elena G. Ashitko

VOTING RESULTS:

"FOR" – 47 330 420 votes (74.55%);
"AGAINST" - 100 (0.00%);
"ABSTAINED" – 7 553 779 votes (11.90%).

5) Approval of the Auditor of RBC Information Systems.
Voting results by candidate:

1) To approve KPMG Limited audit company to hold international audit.

VOTING RESULTS:

"FOR" – 71 245 730 votes (89.23%);
"AGAINST" - 0 (0.00%);
"ABSTAINED" – 1 vote (0.00%).

2) To approve OOO Online Audit to hold Russian audit.

VOTING RESULTS:

"FOR" – 71 245 618 votes (89.22%);
"AGAINST" - 112 (0.00%);
"ABSTAINED" – 1 vote (0.00%).

6) Increasing the authorized capital of the company through placement of additional shares.

VOTING RESULTS:

"FOR" – 71 245 670 vote (89.22%);
"AGAINST" - 123 (0.00%);
"ABSTAINED" – 1 vote (0.00%).

7) Approval of related-party transactions.
1) To approve the allocation of a loan of RUR206,000,000 (two hundred and six million rubles) by the Company to its subsidiary RBC Investments (Cyprus) Ltd. at an annual interest rate of 1 (one) percent.

The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

"FOR" – 54 588 276 votes (56.77%);
"AGAINST" - 12 (0.00%);
"ABSTAINED" – 296 012 votes (0.31%).

2) To approve the allocation of a loan of RUR7,100,000 (seven million one hundred thousand rubles) by the Company to its subsidiary OOO Niken at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

"FOR"– 54 588 276 votes (56.77%);
"AGAINST" - 12 (0.00%);
"ABSTAINED" – 296 012 votes (0.31%).

3) To approve the allocation of a loan of RUR43,290,000 (forty three million two hundred and ninety thousand rubles) to its subsidiary OOO Niken at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

"FOR" – 54 588 276 votes (56.77%);
"AGAINST" - 12 (0.00%);
"ABSTAINED" – 296 012 votes (0.31%).

4) To approve the allocation of a loan of RUR21,000,000 (twenty one million rubles) by the Company to its subsidiary OOO Niken at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

"FOR"– 54 588 276 votes (56.77%);
"AGAINST" - 12 (0.00%);
"ABSTAINED" – 296 012 votes (0.31%).

5) To approve the allocation of a loan of RUR75,250,000 (seventy five million two hundred and fifty thousand rubles) to its subsidiary OOO RBC Publishing at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

"FOR" – 54 588 276 votes (56.77%);
"AGAINST" - 12 (0.00%);
"ABSTAINED" – 296 012 votes (0.31%).

6) To approve the allocation of a loan of RUR8,000,000 (eight million rubles) to its subsidiary OOO RBC Publishing at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

"FOR" – 54 588 276 votes (56.77%);
"AGAINST" - 12 (0.00%);
"ABSTAINED" – 296 012 votes (0.31%).

7) To approve the allocation of a loan of RUR36,000,000 (thirty six million rubles) by the Company to its subsidiary OOO RBC Publishing at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

"FOR" – 54 588 276 votes (56.77%);
"AGAINST" - 12 (0.00%);

"ABSTAINED" – 296 012 votes (0.31%).

8) To approve the allocation of a loan of RUR75,000,000 (seventy five million rubles) by the Company to its subsidiary OOO RBC Publishing at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

"FOR" – 54 588 276 votes (56.77%);
"AGAINST" - 12 (0.00%);
"ABSTAINED" – 296 012 votes (0.31%).

9) To approve the allocation of a loan of RUR2,000 (two thousand rubles) by the Company to its subsidiary ZAO RBC Engineering at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

"FOR" – 54 588 276 votes (56.77%);
"AGAINST" - 12 (0.00%);
"ABSTAINED" – 296 012 votes (0.31%).

10) To approve the allocation of a loan of RUR10,000 (ten thousand rubles) by the Company to its subsidiary ZAO RBC Engineering at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.
VOTING RESULTS:

"FOR" – 54 588 276 votes (56.77%);
"AGAINST" - 12 (0.00%);
"ABSTAINED" – 296 012 votes (0.31%).

11) To approve the sale of the Company's 4,260,000 (four million two hundred and sixty thousand) common registered non-documentary shares at a par value of RUR0.001 per share at their market price as of the date of the state registration of Additional Shares, determined by the closing price on the MICEX stock exchange, to RBC HOLDING closed joint stock company.
VOTING RESULTS:

"FOR" – 54 588 276 votes (56.77%);
"AGAINST" - 12 (0.00%);
"ABSTAINED" – 296 012 votes (0.31%).

12) To approve transactions that may be concluded in the future in the normal course of the Company's business between the Company and 1) RBC TV Closed Joint Stock Company to the amount of RUR300,000,000 (three hundred million rubles); 2) RBC SOFT Closed Joint Stock Company to the amount of RUR300,000,000 (three hundred million rubles); 3) RBC HOLDING Closed Joint Stock Company to the amount of RUR300,000,000 (three hundred million rubles); 4)RosBusinessConsulting Closed Joint Stock Company to the amount of RUR300,000,000 (three hundred million rubles); 5) RBC Center Limited Liability Company to the amount of RUR300,000,000 (three hundred million rubles); 6) RBC Investments (Cyprus) Ltd. to the amount of RUR400,000,000 (four hundred million rubles); 7) RBC Reklama (LLC) to the amount of RUR300,000,000 (three hundred million rubles); 8) RBC TV Production (LLC) to the amount of RUR300,000,000 (three hundred million rubles); 9) RBC Publishing (LLC) to the amount of RUR300,000,000 (three hundred million rubles); 10) RBC Engineering Closed Joint Stock Company to the amount of RUR300,000,000 (three hundred million rubles).

VOTING RESULTS:

"FOR" – 54 588 276 votes (56.77%);
"AGAINST" - 12 (0.00%);
"ABSTAINED" – 296 012 votes (0.31%).

8) Election of the Board of Directors of RBC Information Systems.

Voting results by candidate:

1. *German V. Kaplun*

VOTING RESULTS:

Number of votes for the candidate: 95 818 739.

2. *Alexander M. Morgulchik*

VOTING RESULTS:

Number of votes for the candidate: 95 818 427.

3. *Dmitry G. Belik*

VOTING RESULTS:

Number of votes for the candidate: 61 826 597.

4. *Sergey Yu. Lukin*

VOTING RESULTS:

Number of votes for the candidate: 61 826 397.

5. *Yury A. Rovensky*

VOTING RESULTS:

Number of votes for the candidate: 61 826 177.

6. *Givi Topchishvili*

VOTING RESULTS:

Number of votes for the candidate: 826 085.

7. *Ekaterina A. Lebedeva*

VOTING RESULTS:

Number of votes for the candidate: 826 401.

8. *Leonid A. Khazan*

VOTING RESULTS:

Number of votes for the candidate: 826 085.

9. *Yuri Mostovoy*

VOTING RESULTS:

Number of votes for the candidate: 826 284.

10. *Hans-Joerg Rudloff*

VOTING RESULTS:

Number of votes for the candidate: 63 829 876.

11. *Neil Osborn*

VOTING RESULTS:

Number of votes for the candidate: 63 826 177.

12. *Michael Hammond*

VOTING RESULTS:

Number of votes for the candidate: 64 250 177.

13. *Artyom V. Inutin*

VOTING RESULTS:

Number of votes for the candidate: 61 826 177.

14. Alexey V. Kuzovkin

VOTING RESULTS:

Number of votes for the candidate: 826 084.

Number of votes against all candidates: 0 (0.00%)
Number of "abstained" votes relating to all candidates: 9 (0.00%)
Number of votes that were not distributed between the nominated candidates: 6 230 132 (0.87%)

2.6. Resolutions approved by the general meeting:

1. To approve the Company's annual report; annual accounting statement, including a profit and loss statement (profit and loss accounts. Not to pay dividends for 2004.

2. To approve a new edition of the Articles of Association of the Company.

3. To approve a new edition of the Regulations of the general shareholders meeting

4. To elect to the Audit and Compliance Committee of the Company:

1. *Alexandra S. Savchenko*
2. *Tatyana A. Knyazeva*
3. *Elena G. Ashitko*

5. To approve KPMG Limited audit company to hold international audit
To approve OOO Online Audit to hold Russian audit.

6. (a) To increase the authorized capital of the Company, amounting to RUR115,000 (one hundred and fifteen thousand rubles) as of the date of holding the present meeting of the Board of Directors, by RUR4,260 (four thousand two hundred and sixty rubles) through issuing an additional 4,260,000 (four million two hundred and sixty thousand) common registered shares at a par value of RUR0.001 per share within the limits fixed for the number of authorized shares (hereinafter referred to as Additional Shares). After the increase, the authorized capital of the Company will amount to RUR119,260 (one hundred and nineteen thousand two hundred and sixty rubles), and will consist of 119,260,000 (one hundred and nineteen million two hundred and sixty thousand) common registered shares with a par value of RUR0.001 per share. The form of placement of additional shares – registered shares issued in a non-documentary form.
(b) To set the following terms of placement of Additional Shares:
(i) Additional Shares are placed through private offering for RBC HOLDING closed joint stock company, pursuant to the decision on the issue and Additional Shares prospectus.
(ii) Start date of placement of Additional Securities: the first business day upon the expiry of two weeks from the date of disclosure of information on the state registration of the issue of Additional Shares.
(iii) End date of placement of Additional Securities: no later than 1 year after the date of the state registration of securities issue.
(iv) To set an offering price for Additional Securities on the basis of the market price for shares as of the date of the state registration of Additional Shares, determined by the closing price on the MICEX stock exchange.
(v) Additional Shares shall be paid for in rubles of the Russian Federation pursuant to the decision on the issue and Additional Shares prospectus.

7. To approve the allocation of a loan of RUR206,000,000 (two hundred and six million rubles) by the Company to its subsidiary RBC Investments (Cyprus) Ltd. at an annual interest rate of 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

To approve the allocation of a loan of RUR7,100,000 (seven million one hundred thousand rubles) by the Company to its subsidiary OOO Niken at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

To approve the allocation of a loan of RUR43,290,000 (forty three million two hundred and ninety thousand rubles) to its subsidiary OOO Niken at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

To approve the allocation of a loan of RUR21,000,000 (twenty one million rubles) by the Company to its subsidiary OOO Niken at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

To approve the allocation of a loan of RUR75,250,000 (seventy five million two hundred and fifty thousand rubles) to its subsidiary OOO RBC Publishing at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

To approve the allocation of a loan of RUR8,000,000 (eight million rubles) to its subsidiary OOO RBC Publishing at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

To approve the allocation of a loan of RUR36,000,000 (thirty six million rubles) by the Company to its subsidiary OOO RBC Publishing at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

To approve the allocation of a loan of RUR75,000,000 (seventy five million rubles) by the Company to its subsidiary OOO RBC Publishing at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

To approve the allocation of a loan of RUR2,000 (two thousand rubles) by the Company to its subsidiary ZAO RBC Engineering at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

To approve the allocation of a loan of RUR10,000 (ten thousand rubles) by the Company to its subsidiary ZAO RBC Engineering at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

To approve the sale of the Company's 4,260,000 (four million two hundred and sixty thousand) common registered non-documentary shares at a par value of RUR0.001 per share at their market price as of the date of the state registration of Additional Shares, determined by the closing price on the MICEX stock exchange, to RBC HOLDING closed joint stock company.

To approve transactions that may be concluded in the future in the normal course of the Company's business between the Company and 1) RBC TV Closed Joint Stock Company to the amount of RUR300,000,000 (three hundred million rubles); 2) RBC SOFT Closed Joint Stock Company to the amount of RUR300,000,000 (three hundred million rubles); 3) RBC HOLDING Closed Joint Stock Company to the amount of RUR300,000,000 (three hundred million rubles); 4)RosBusinessConsulting Closed Joint Stock Company to the amount of RUR300,000,000 (three hundred million rubles); 5) RBC Center Limited Liability Company to the amount of RUR300,000,000 (three hundred million rubles); 6) RBC Investments (Cyprus) Ltd. to the amount of RUR400,000,000 (four hundred million rubles); 7) RBC Reklama (LLC) to the amount of RUR300,000,000 (three hundred million rubles); 8) RBC TV Production (LLC) to the amount of RUR300,000,000 (three hundred million rubles); 9) RBC Publishing (LLC) to the amount of RUR300,000,000 (three hundred million rubles); 10) RBC Engineering Closed Joint Stock Company to the amount of RUR300,000,000 (three hundred million rubles).

8. To elect to the Board of Directors of the Company:

1. *German V. Kaplun*
2. *Alexander M. Morgulchik*
3. *Dmitry G. Belik*
4. *Sergey Yu. Lukin*
5. *Yury A. Rovensky*
6. *Artyom V. Inutin*
7. *Hans-Joerg Rudloff*
8. *Neil Osborn*

9. Michael Hammond

3. Signature		
3.1. General Director	 (signature)	Yury A. Rovensky
3.2. Date " July " 6, 20 05 г.	seal 	

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
«РБК Информационные Системы»
МОСКВА

Прошито, пронумеровано и
скреплено пе іатью ***8*** листов.



8

Material Fact Notice
"Information on the adoption of the decision to issue emissive securities by the issuer's authorized body"

1. General information	
1.1. Issuer's full corporate name (name of a non-profit organization)	***Open Joint-Stock Company RBC Information Systems***
1.2. Issuer's short corporate name	***OAO RBC Information Systems***
1.3. Issuer's address	***75/9 Leninsky Prospekt Moscow 119261***
1.4. Issuer's primary state registration number (OGRN)	***1027700381851***
1.5. Issuer's taxpayer ID	***7736206959***
1.6. Issuer's unique code assigned by the registration authority	***05214-A***
1.7. Address of the website that the issuer uses to post information	***http://www.rbcinfosystems.ru***
1.8. Name(s) of the printed periodical(s) that the issuer uses for publication of information	***"Supplement to the Bulletin of the Federal Service for Financial Markets"***
1.9. Code(s) of the material fact notice(s)	***1105214A22072005***

2. Contents of the Notice

2.1. Issuer's managerial body that resolved to approve the decision on the issue (additional issue) of securities: ***Board of Directors***
2.2. Date of holding of the meeting (session) of the issuer's managerial body, when it was resolved to approve the decision on the issue (additional issue) of securities: ***July 22, 2005***
2.3. Date of execution and number of the minutes of the meeting (session) of the issuer's managerial body, which resolved to approve the decision on the issue (additional issue) of securities: ***Minutes No. 40 dated July 22, 2005***
2.4. Type, category, series and other identification characteristics of the securities offered: ***common registered shares of OAO RBC Information Systems.***
2.5. Number of the securities offered and par value (if provided for by laws of the Russian Federation) per share offered: ***4,260,000 (four million two hundred and sixty thousand) common registered non-documentary shares with a par value of RUR0.001 each.***
2.6. Method of placement of the securities, and in the event that the securities are to be offered privately, the range of possible purchasers of the securities:
Additional Shares are to be offered privately to a limited group of people: Closed Joint-Stock Company RBC HOLDING, in compliance with the decision to issue securities and the preliminary offering circular (Prospectus).
The issuer's shareholders who voted against or abstained from voting on the issue of private offering of shares have a pre-emptive right to acquire additional shares floated by private subscription in proportion to the number of the issuer's common shares they own. The number of persons entitled to pre-emptive acquisition of shares exceeds 1000.
2.7. Offering price of the securities and the procedure for determining it:
The offering price for the additional issue is to be determined by the Board of Directors based on the closing price at the trading session on the MICEX Stock Exchange as of the date of state registration of Additional Shares, and in the event that there is no trade on the MICEX Stock Exchange on the date specified above, as of the next trading day.
Additional shares shall be offered to those entitled to pre-emptive acquisition of the securities in question at the same price as they are offered to other persons.
2.8. Timelines (start and end dates) of placing the securities or the procedure for determining them:
Start date of placing Additional Shares: the first business day upon the expiry of a two-week period from the date of disclosure of the information on state registration of the issue of Additional Shares, and providing access to the information on state registration, that is to be disclosed in compliance with the federal law "On the securities market" of the Russian Federation and regulations of the

Federal Service for Financial Markets of Russia, to all prospective buyers.

Placement of additional issue shares for the purchaser identified by the decision to place shares, ZAO RBC HOLDING, is to start on the next business day after the information on the results of exercising the pre-emptive right to acquire additional issue shares has been disclosed.

End date of placing Additional Shares: no later than 1 year after the date of state registration of the securities issue.

2.9. Other conditions of placing the securities as specified by the decision to place the securities: ***The issuer's shareholders who voted against or abstained from voting on the issue of private offering of the shares have the pre-emptive right to acquire additional shares floated by private subscription in proportion to the number of the issuer's common shares they own.***

The duration of the pre-emptive right is 45 days from the date of publishing the notice of the opportunity to exercise the pre-emptive right.

Additional Shares are to be paid for in rubles of the Russian Federation upon acquisition in full, pursuant to the decision to issue Additional Shares and the preliminary offering circular (Prospectus).

2.10. In the event that the registration of the securities prospectus is performed at the issuer's discretion: the fact that the issuer assumes the obligation to disclose information upon completion of every stage of issuance of the securities: ***registration of the securities is obligatory.***



3. Signature			
3.1. General Director		(Signature)	Yury Rovensky
3.2. Date: July	22	20 05	Seal


«РБК
Информационные
Системы»
МОСКВА

Statement of information
that can exercise significant influence on the cost of the joint-stock company's securities

1. General information	
1.1. Issuer's full corporate name (name of a non-profit organization)	***Open Joint-Stock Company RBC Information Systems***
1.2. Issuer's abbreviated corporate name	***OAO RBC Information Systems***
1.3. Issuer's address	***75/9 Leninsky Prospekt Moscow 119261***
1.4. Issuer's primary state registration number (OGRN)	***1027700381851***
1.5. Issuer's taxpayer ID	***7736206959***
1.6. Issuer's unique code assigned by the registration authority	***05214-A***
1.7. Address of the website that the issuer uses to post information	***http://www.rbcinfosystems.ru***
1.8. Name of the printed periodical(s) that the issuer uses for publication of information	***"Supplement to the Bulletin of the Federal Service for Financial Markets"***

2. Contents of the statement

Expiry of the term of office of members of the collegial executive body of OAO RBC Information Systems.

Full name: ***Artemy V. Inyutin***
Position: ***Executive Board member***
Share in the joint-stock company's authorized capital: ***0.000000869565 percent***
Percentage of the joint-stock company's common shares owned: ***0.000000869565 percent***
Expiry date of person's term of office: ***July 18, 2005***

Full name: ***Alexey V. Kuzovkin***
Position: ***Executive Board member***
Share in the joint-stock company's authorized capital: ***0.000000869565 percent***
Percentage of the joint-stock company's common shares owned: ***0.000000869565 percent***
Expiry date of person's term of office: ***July 18, 2005***

Full name: ***Ekaterina A. Lebedeva***
Position: ***Executive Board member***
Share in the joint-stock company's authorized capital: ***0.000000869565 percent***
Percentage of the joint-stock company's common shares owned: ***0.000000869565 percent***
Expiry date of person's term of office: ***July 18, 2005***

3. Signature		
3.1. General Director	(signature)	Yury Rovensky
3.2. Date: July 18 20 05	(seal)	


«РБК
Информационные
Системы»
МОСКВА

Material Fact Notice
"Information on the issuance of securities by the issuer"

1. General information	
1.1. Issuer's full corporate name (name of a non-profit organization)	*Open Joint-Stock Company RBC Information Systems*
1.2. Issuer's short corporate name	*OAO RBC Information Systems*
1.3. Issuer's address	*75/9 Leninsky Prospekt Moscow 119261*
1.4. Issuer's primary state registration number (OGRN)	*1027700381851*
1.5. Issuer's taxpayer ID	*7736206959*
1.6. Issuer's unique code assigned by the registration authority	*05214-A*
1.7. Address of the website that the issuer uses to post information	*http://www.rbcinfosystems.ru*
1.8. 1.8. Name of the printed periodical(s) that the issuer uses for publication information	*"Supplement to the Bulletin of the Federal Service for Financial Markets"*
1.9. Code(s) of the material fact(s)	*0505214A06072005*

2. Contents of the Notice

2.1. The material fact notice containing information on decision made on the placement of securities should specify:

2.1.1. Type, category, series and other identification characteristics of the securities: ***common registered shares of OAO RBC Information Systems (state registration number 1-03-05214-A).***

2.1.2. Maturity date (for the issuer's bonds and options): ***not specified for this type of securities.***

2.1.3. Number and the par value of the securities offered (in the event that the par value is stipulated for by laws of the Russian Federation): ***4,260,000 (Four million two hundred and sixty thousand) common registered non-documentary shares of a par value of RUR0.001 each.***

2.1.4. Method of placement of the securities, and in the event that the securities are to be offered privately, the range of possible purchasers of the securities: ***Additional Shares are to be offered privately to a limited group of people: Closed Joint-Stock Company RBC HOLDING, in compliance with the decision on the issuance of securities and the prospectus.***

2.1.5. Other conditions of offering the securities specified in the decision on the placement of securities:

Start date of placement of Additional Shares: the first business day upon the expiry of a two-week period from the date of disclosure of information on state registration of the issue of Additional Shares.

End date of placement of Additional Shares: no later than 1 year after the date of state registration of the securities issue.

To set an offering price for Additional Shares on the basis of the closing price for the securities on the MICEX Stock Exchange as of the date of state registration of Additional Shares, and in the event that there is no trade on the MICEX Stock Exchange on the date specified above, as of the next subsequent trading day.

Additional Shares are to be paid for in rubles of the Russian Federation in full upon acquisition, pursuant to the decision on the issue of Additional Shares and the prospectus

2.1.6. In the event that the registration of the securities prospectus is performed at the issuer's discretion: the fact that the issuer assumes the obligation to disclose information upon completion of any stage of issuance of the securities: ***registration of the securities is obligatory.***

2.1.7. The issuer's managerial body that has made the decision on the placement of securities: ***general shareholders' meeting.***

2.1.8. Date and place of holding of the meeting (session) of the issuer's managerial body, at which the

decision on the placement of the securities was made – ***June 22, 2005, Rublyovsky Hall, Marriot Grand Hotel, 26 Tverskaya St. Moscow.***

2.1.9.Quorum and results of voting on the issue of making the decision on the placement of the securities.

Number of votes of those listed as eligible to vote on the sixth item on the agenda at the general meeting totals 115,000,000 votes. Shareholders and/or their representatives entitled to a total of 79,849,496 votes took part in the meeting, which stands for 69.43 percent of the total number of votes assigned to those listed as eligible to vote on the issue of the decision on the placement of the securities at the general meeting. Pursuant to Article 58, clause 1, of the Federal Law "On joint-stock companies", the general meeting reached the quorum on the issue specified above. The results of voting on the foregoing issue are as follows: 71,245,670 votes "for" (89.22 percent), 123 votes "against" (0.00 percent), 1 abstention (0.00 percent), 8,603,700 invalid votes (10.77 percent), and 2 persons did not vote (0.00 percent).

2.1.10. Date of execution and number of minutes of the meeting of the issuer's managerial body at which the decision on the placement of the securities was made – ***Minutes No. 16 dated July 6, 2005.***



3. Signature		
3.1. General Director	(signature)	Yury Rovensky
3.2. Date: July, 06 2005	Seal	


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